Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 20, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Keira Nakada
Doug Jones
Daniel Morris
Lilyanna Peyser

Re:	PET Acquisition LLC

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted on November 3, 2020

CIK No. 0001826470

Ladies and Gentlemen:

On behalf of our client PET Acquisition LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated November 16, 2020 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments are set forth below, followed by the corresponding responses from the Company. For ease of reference, the headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff’s comments, which are set out in bold-type. The page references in the Company’s responses correspond to the page numbers of the revised draft Registration Statement on Form S-1 (“Submission No. 3”), which is being confidentially submitted via EDGAR concurrently with this response.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 20, 2020

Draft Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1. Please revise the prospectus summary to clarify that no public stockholders will be eligible to convert their Class A shares. Please also revise the penultimate risk factor on page 49 to clarify that the ability of holders of Class B-1 common stock and Class B-2 common stock to convert their shares on a combined, share-for-share basis into shares of Class A common stock represents issuances that will dilute the ownership of public stockholders.

We advise the Staff that Submission No. 3 has been revised on page 158 to clarify that no public stockholders will be eligible to convert their Class A shares and on pages 17 and 159 to clarify that only shares of Class B-1 common stock may be converted on a share-for share basis into shares of Class A common stock, provided that any holder electing to exercise such right must direct a holder of Class B-2 common stock to transfer an equal number of shares to the Company. Further, the last risk factor on page 52 has been revised to clarify that the ability of holders of Class B-1 common stock to convert their shares on a share-for-share basis into shares of Class A common stock, subject to the transfer to the Company of an equivalent number of shares of Class B-2 common stock, may increase the number of outstanding shares of Class A common stock, although it will not dilute or otherwise affect the voting rights of public stockholders, since Class B-1 common stock and Class B-2 common stock taken on a combined basis will hold the same voting rights as Class A common stock.

Summary, page 1

2.	We note your response to prior comment 3. Please revise to expand your discussion of the transaction in which Scooby LP and your sponsors acquired Petco Holdings, Inc. in January 2016.

We advise the Staff that Submission No. 3 has been revised on page 14 to expand the discussion of the transaction in which Scooby LP and the sponsors acquired Petco Holdings, Inc. in January 2016.

Increase Engagement and Monetization Across All Channels and Offerings, page 9

3.

We note your response to prior comment 4. In order to contextualize your disclosure that multi-channel customers spend 4.5x to 6.5x, please disclose the average amount that a single-channel customer spends.

We advise the Staff that Submission No. 3 has been revised on pages 10 and 102 to provide the average amount that a single-channel customer spends per year.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 20, 2020

Selected Historical Consolidated Financial Data

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin, page 69

4.

Refer to your response to comment 9. It appears the adjustment for your proportionate share of joint ventures’ EBITDA recognizes amounts to which you are not entitled. This appears to substitute an individually tailored method of recognition for GAAP pursuant to Question 100.04 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures.” Please revise to remove this adjustment.

The Company respectfully submits that it believes its use of joint ventures’ EBITDA is consistent with the guidance set out in Question 100.04 of the Staff’s Compliance and Disclosure Interpretations relating to individually tailored recognition and measurement methods. The Company believes that inclusion of the proportionate share of the joint ventures’ EBITDA in Adjusted EBITDA presents more comparable EBITDA-based financial information rather than (income) loss on a standalone basis.

To address the Staff’s comment, the Company has supplemented the quantitative reconciliation of net loss attributable to members to Adjusted EBITDA on pages 69 and 70 of Submission No. 3 to include a reconciliation of the Mexico Joint Venture’s net income to EBITDA and an explanatory note relating to the Veterinary Joint Venture. The additional reconciliation shows adjustments made to net income of the Mexico Joint Venture, which is the basis for (income) loss from equity method investees, and that the proportionate share of such joint venture’s EBITDA included in Adjusted EBITDA is calculated by applying the same ownership percentages used in calculating the Company’s share of (income) loss from equity method investees. The line item adjustments to net income are calculated using accounting policies consistent to those applied in the Company’s EBITDA calculations, including rules for recognition of income and expense items. By first removing (income) loss from equity method investees then adding back a proportionate share of the Mexico Joint Venture’s EBITDA, the Company is able to present such joint venture’s impact on operating performance in a manner that is more consistent with the definition of EBITDA. The Veterinary Joint Venture’s EBITDA is aligned with the portion of such joint venture’s net loss that is included in (income) loss from equity method investees in the financial statements because such joint venture does not have similar items to those excluded in our calculation of Adjusted EBITDA.

In addition, the Company has included disclosure that clarifies that the presentation of joint ventures’ EBITDA has limitations as an analytical tool, including that amounts shown on the individual line items do not necessarily represent the Company’s legal claim to the assets and liabilities, or the revenues and expenses presented; and that other companies may calculate proportionate results differently, which reduces their comparability.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 20, 2020

Our Transformation, page 91

5.

We note your response to prior comment 13 and re-issue that comment. Please revise to describe the specific steps that were taken by you in the last three years to improve and expand your operations; in this regard, we note that the disclosure about your $300 million build out remains vague. In addition, we cannot locate your disclosure on page 74 describing your incurred costs in greater detail; in this regard, it appears that the additional disclosure is duplicative of the disclosure that previously appeared on page 93.

We advise the Staff that Submission No. 3 has been revised on page 74 to describe the specific steps taken in connection with the Company’s transformation efforts, including more detailed disclosure of the $300 million build out and incurred costs. Further, pages 1, 4, 93 and 97 have been revised to cross-reference such descriptions on page 74.

Distributor Network, page 107

6.	We note your response to prior comment 16. Please expand your discussion at page 107, or elsewhere as appropriate, to describe the terms of your agreements with your distributors .

We advise the Staff that Submission No. 3 has been revised on page 112 to describe the standard terms of the Company’s agreement with its distributors and to clarify that the Company does not rely on third-party distributors to conduct its business.

General

7.

We note your response to prior comment 17. Please revise your prospectus to disclose that voting rights were divided between Class B-1 stock and Class B-2 stock in order to maintain CPP Investments’ compliance with the Canada Pension Plan Investment Board Act, which restricts CPP Investments from investing in securities of a company that carry more than 30% of the votes that may be cast for the election of directors.

We advise the Staff that Submission No. 3 has been revised on page 159 to disclose that the voting rights were divided between Class B-1 common stock and Class B-2 common stock in order to maintain CPP Investments’ compliance with certain regulations under the Canada Pension Plan Investment Board Act, which restrict CPP Investments from investing in securities of a corporation that carry more than 30% of the votes that may be cast for the election of directors of such corporation.

*    *    *    *

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 20, 2020

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Registration Statement being submitted with this letter. The Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Commission’s Freedom of Information Act Office.

Please direct all notices and communications with respect to this confidential submission to the following:

Gibson, Dunn & Crutcher LLP

Attention: Andrew L. Fabens

200 Park Avenue

New York, NY 10166-0193

Telephone: (212) 351-4034

Facsimile: (212) 351-5237

afabens@gibsondunn.com

Should you have any questions on this confidential submission, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Ilene Eskenazi, General Counsel of PET Acquisition LLC

John Faulkner, Partner of Ernst & Young

Christine Baumann, Partner of Ernst & Young